FORM 51-102F3

MATERIAL CHANGE REPORT

Name and Address of Company

Dundee Corporation

Suite 5500, Scotia Plaza

40 King Street West

Toronto, Ontario  M5H 4A9

Date of Material Change

February 7, 2006

News Release

A news release was issued at Toronto, Ontario on February 7, 2006 and transmitted to CCNMatthews and was filed with the Toronto Stock Exchange, with each of the Canadian provincial securities regulatory authorities via SEDAR and with the U.S. Securities and Exchange Commission via EDGAR.  A copy of such press release is attached hereto as Schedule “A”.

Summary of Material Change

On February 7, 2006, Dundee Corporation announced the results of its substantial issuer bid to purchase for cancellation up to 2,500,000 (10.46%) of Dundee Corporation’s class A shares (the “Shares”) pursuant to a substantial issuer bid (the “Issuer Bid”).  See press release dated February 7, 2006 attached as Schedule “A”.

Full Description of Material Change

On February 7, 2006 Dundee Corporation announced that it had taken up for purchase and cancellation 71,623 Shares following the expiration of its Issuer Bid at 5:00 p.m. (Toronto time) on February 6, 2006.  The Issuer Bid was made by way of a “Dutch auction” tender, which provided holders with the opportunity to specify the price at which they were prepared to sell their Shares or accept a purchase price tender in which shareholders do not specify a price per Share but, rather, agree to have such Shares purchased at the purchase price that is determined pursuant to the Issuer Bid.  Dundee Corporation paid CDN$29.50 per Share purchased for cancellation under the Issuer Bid for an aggregate consideration of CDN$2,112,878.50.

The Shares purchased for cancellation under the Issuer Bid represent approximately 0.3% of the issued and outstanding Shares and, following the cancellation of such Shares, approximately 24 million Shares remain issued and outstanding.

Further details are set out in Dundee’s press release issued on February 7, 2006, attached hereto as Schedule “A”.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Omitted Information

Not applicable.

Executive Officer

For further information, please contact Joanne Ferstman, Executive Vice President, Chief Financial Officer and Corporate Secretary at (416) 365-5010.

Date of Report

February 10, 2006

Schedule “A”

DUNDEE CORPORATION ENDS

SUBSTANTIAL ISSUER BID

FOR IMMEDIATE RELEASE

TORONTO, ON, February 7, 2006 - Dundee Corporation (TSX:  DBC.SV.A), today announced the final results of its offer dated December 15, 2005 to purchase up to 2,500,000 of its class A subordinate voting shares ("Shares"), which expired at 5:00 p.m. (Toronto time) on February 6, 2006.  The offer has been completed and will not be extended. A total of 71,623 Shares were validly deposited under the offer and will be purchased for the price of $29.50 per Share as determined under the offer.  Payment for Shares tendered and accepted for purchase will be made by February 9, 2006.

The Shares purchased comprise approximately 0.3% of the outstanding Shares of the Corporation.  After giving effect to the purchase and cancellation, there will remain outstanding approximately 23,936,348 Shares.  "We initiated the offer to provide shareholders with an opportunity to achieve a return on all or a portion of their investment in the Company.  We are pleased that so many of our shareholders have shown confidence in the prospects of our Company and have chosen not to deposit their shares into the offer," stated Mr. Ned Goodman, President and Chief Executive Officer of the Company.  "We are also pleased that those shares tendered to the offer mostly represent shareholders who held odd lot positions. The purchase of these shares will reduce the number of shareholders of the Company and the administrative costs associated with these shares will be eliminated." Dundee Securities Corporation acted as dealer manager in Canada in connection with the offer.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 62 percent owned subsidiary, Dundee Wealth Management Inc., a company with $49 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank.  Dundee Corporation's real estate activities are conducted through its 86 percent owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include an approximate 30 percent interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

This document contains statements and information about potential future circumstances and developments.  Such statements and information are qualified by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from Dundee Corporation's actual future results.  For additional information with respect to these risks and uncertainties, reference should be made to the Corporation's continuous disclosure materials filed with Canadian securities regulatory authorities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5665

or

Dundee Corporation

Joanne Ferstman

Chief Financial Officer

(416) 365-5010